February 8, 2008

VIA EDGAR AND FACSIMILE

Mr. Russell Mancuso

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 6010

100 F Street, NE

Washington, DC 20549

Re:	ON Semiconductor Corporation
Registration Statement on Form S-4
File No. 333-148630

Dear Mr. Mancuso:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ON Semiconductor Corporation (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-4, as amended by Amendment No. 1 thereto, so that it will become effective at 5 p.m., Eastern time on February 8, 2008 or as soon thereafter as is practicable.

The Registrant hereby acknowledges the following: (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, ON Semiconductor Corporation

By:	/s/ George H. Cave
George H. Cave Senior Vice President, General Counsel and Secretary

cc:	Steven D. Pidgeon, Esq., DLA Piper US LLP
Darlene Gerry, Esq., AMIS Holdings, Inc.
William M. Kelly, Esq., Davis Polk & Wardwell
Mischa Travers, Esq., Davis Polk & Wardwell